Exhibit 11(e)(ii)
BANK MUTUAL CORPORATION
2010 UPDATED FORM MANAGEMENT RECOGNITION AWARD
     This Management Recognition Award is granted the ____ day of __________, 20__ (the “Date of Grant”), by BANK MUTUAL CORPORATION, a Wisconsin corporation (hereinafter called “Bank Mutual”), to _________________________ (hereinafter called the “Grantee”).
WITNESSETH:
     WHEREAS, the Board of Directors of Bank Mutual adopted the Bank Mutual Corporation 2004 Stock Incentive Plan (the “Plan”) on February 2, 2004, subject to stockholder approval which was obtained May 3, 2004;
     NOW, THEREFORE, it is agreed as follows:
     1. Number of Shares Awarded. Bank Mutual grants to Grantee a management recognition stock award covering _______ shares of Bank Mutual’s common stock.
     2. Vesting of Award. This Award shall become vested in accordance with the following vesting schedule:

Number of Completed	Percentage of
Years of Continuous	Shares Becoming
Employment After the	Vested Under
Date of Grant	the Award
Less than 1 year	Zero
At least 1 but less than 2	20%
At least 2 but less than 3	40%
At least 3 but less than 4	60%
At least 4 but less than 5	80%
At least 5 Years	100%
Notwithstanding the forgoing, the shares covered by this Award shall become fully vested in the event of Grantee’s death or disability, or in the event of a Change in Control (as defined in the Plan). The period of time during which the shares covered by the Award are forfeitable is referred to as the “Restricted Period.” If Grantee’s employment with Bank Mutual or a Subsidiary terminates during the Restricted Period for any reason other than death or disability, the Restricted Stock that has not yet become vested shall be forfeited to Bank Mutual on the date of such termination, without any further obligations of Bank Mutual to the Grantee and all rights of the Grantee with respect to the Restricted Stock shall terminate.
     3. Delivery of Shares; Rights During Restricted Period. Grantee shall not be deemed the holder of any shares covered by this Award until such shares are issued to him/her. Following the issuance of the shares covered by the Award to Grantee, the Grantee shall have the right to vote the Restricted Stock and to receive cash dividends; however, all stock dividends, stock rights or other securities issued with respect to the Restricted Stock (collectively, the “Proceeds”) shall be forfeitable and subject to the same restrictions as exist regarding the original shares of Restricted Stock. The Restricted Stock shall be nontransferable during the Restricted Period, except by will or the laws of descent and distribution.
     4. Custody of Shares. The Restricted Stock issued to Grantee may be credited to Grantee in book entry form and shall be held, along with any Proceeds, in custody by Bank Mutual until the applicable restrictions have expired. If any certificates are issued for shares of Restricted Stock or any of the Proceeds during the Restricted Period, such certificates shall bear an appropriate legend as determined by the Committee referring to the applicable terms, conditions and restrictions and the Grantee shall deliver a signed, blank stock power to Bank Mutual relating thereto.

     5. Forfeiture. If at any time within two years after Grantee shall become vested in any portion of this Award, the Grantee shall (a) solicit or assist with the solicitation of any customer of Bank Mutual or a Subsidiary (the “Affiliated Companies”) to terminate or diminish such customer’s business with the Affiliated Companies or (b) solicit, cause or seek to cause any employee of the Affiliated Companies to terminate, curtail or otherwise modify his or her employment relationship with the Affiliated Companies, the Grantee shall promptly pay to Bank Mutual as liquidated damages an amount equal to the Fair Market Value of the shares becoming vested in the prior two years. The Committee shall, in its sole discretion, determine whether a violation of (a) or (b) has occurred, and the determination of the Committee shall be final and binding as to all parties.
     6. Changes in Stock. In the event of any recapitalization, stock split or reverse split, stock dividend, merger in which Bank Mutual is the surviving corporation, combination or exchange of shares or other capital change affecting the common stock of Bank Mutual, the Committee shall make, subject to the approval of the Board of Directors of Bank Mutual, equitable and appropriate changes in the aggregate number and kind of shares subject to this Award, to prevent substantial dilution or enlargement of the rights granted to or available for Grantee.
     7. No Employment Agreement Intended. This Agreement does not confer upon Grantee any right to continuation of employment in any capacity by Bank Mutual or a Subsidiary and does not constitute an employment agreement of any kind.
MISCELLANEOUS
     8. Notices. Any notice to be given to the Committee under the terms of this Agreement shall be addressed to Bank Mutual, in care of its Secretary at 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223. Any notice to be given to Grantee may be addressed to Grantee at his/her address as it appears on Bank Mutual’s records, or at such other address as either party may hereafter designate in writing to the other. Any such notice shall be deemed to have been duly given if and when enclosed in a properly sealed envelope or wrapper addressed as aforesaid, certified and deposited, postage prepaid, in a post office or branch post office regularly maintained by the United States Government.
     9. Provisions of Plan Controlling. This Award is subject in all respects to the provisions of the Plan. In the event of any conflict between any provision of this Award and the provisions of the Plan, the provisions of the Plan shall control. Terms defined in the Plan where used herein shall have the meanings as so defined. Grantee hereby acknowledges receipt of a copy of the Plan.
     10. Successors. This Agreement shall be binding upon and inure to the benefit of any successor or successors of Bank Mutual.
     11. Government and Other Regulations. The obligation of Bank Mutual to sell and deliver shares of stock under this Plan shall be subject to all applicable laws, rules and regulations and the obtaining of all such approvals by governmental agencies as may be deemed necessary or desirable by the Board of Directors of Bank Mutual, including (without limitation) the satisfaction of all applicable federal, state and local tax withholding requirements. Bank Mutual shall determine the amount of any required tax withholding. The Grantee may pay any required withholding in cash or, in the discretion of the Committee, in shares of Bank Mutual stock, valued at its fair market value as of the date the withholding obligation arises, or in a combination thereof.
     12. Wisconsin Contract. This Award has been granted in Wisconsin and shall be construed under the laws of that State.

     IN WITNESS WHEREOF, Bank Mutual has caused these presents to be executed in its behalf by its Chairman of the Board or President and attested by its Secretary or one of its Assistant Secretaries, and Grantee has hereunto set his or her hand and seal, all of the day and year first above written, which is the date of the granting of the award evidenced hereby.

BANK MUTUAL CORPORATION

By:

Title:

ATTEST:

Secretary

Grantee

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